September 10, 2025

Yunwu Li
Chief Executive Officer
CDT Environmental Technology Investment Holdings Limited
C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
Nanshan District, Shenzhen, China 518057

       Re: CDT Environmental Technology Investment Holdings Limited
           Form 20-F for the Fiscal Year ended December 31, 2024
           Filed May 15, 2025
           File No. 001-42007
Dear Yunwu Li:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Clayton Parker